SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Reports Q4 and 2004 Revenue

Reston, Virginia, and Montpellier, France – February 15, 2005 – Genesys Conferencing (Euronext FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported revenue (unaudited) for the fourth quarter and fiscal year ended December 31, 2004, in compliance with French reporting regulations. All results are reported under French Generally Accepted Accounting Principles (GAAP).

(millions)
	USD(1)	EUR		USD(1)	EUR

Q4 2004	$ 44.1	€ 33.9	Full Year 2004	$ 173.9	€ 139.1
Q4 2003	$ 42.0	€ 35.3	Full Year 2003	$ 180.4	€ 159.5

Change %	5.0%	-4.0%		-3.6%	-12.8%

(millions of minutes)
	Genesys			Genesys
	Meeting Center	Total		Meeting Center	Total
	Volume	Volume		Volume	Volume

Q4 2004	370.8	404.5	Full Year 2004	1,356.2	1,507.9
Q4 2003	281.4	323.4	Full Year 2003	1,094.6	1,308.1

Change %	31.8%	25.1%		23.9%	15.3%

Volume Growth

In the fourth quarter of 2004, total volume was 404.5 million minutes, an increase of 25.1% from total volume of 323.4 million minutes in the fourth quarter of 2003. Genesys Meeting Center automated services volume was 370.8 million minutes in the fourth quarter of 2004, an increase of 31.8% compared to Genesys Meeting Center volumes of 281.4 million minutes in the fourth quarter of 2003. On a sequential growth basis, Genesys Meeting Center volumes in the fourth quarter of 2004 increased 9.7% compared to 337.9 million minutes in the third quarter of 2004.

Full year 2004 total volume was 1.5 billion minutes, an increase of 15.3% compared to 1.3 billion minutes in 2003. Full year 2004 Genesys Meeting Center automated services volume was 1.4 billion minutes, an increase of 23.9% compared to 1.1 billion minutes in 2003.

Revenue Growth

In the fourth quarter of 2004, revenue was €33.9 million compared to revenue in the fourth quarter of 2003 of €35.3 million. In U.S. dollars, revenue in the fourth quarter of 2004 was $44.1 million, a 5.0% increase compared to $42.0 million in the fourth quarter of 2003(1). On a sequential growth basis, revenue in the fourth quarter of 2004 increased 1.8% compared to €33.3 million in the third quarter of 2004 and in U.S. dollars, revenue in the fourth quarter of 2004 increased 8.4% compared to $40.7 million in the third quarter of 2004.

Full year 2004 revenue was €139.1 million compared to full year 2003 revenue of €159.5 million. In U.S. dollars, full year 2004 revenue was $173.9 million a decrease compared to full year 2003 revenue of $180.4 million in 2003(1).

Financial Calendar

Management is providing the following dates for earnings releases in 2005:

•	Year 2004 earnings:	April 6, 2005
•	First quarter 2005 earnings:	May 12, 2005
•	Second quarter 2005 earnings:	August 8, 2005
•	Third quarter 2005 earnings:	November 15, 2005

____________

(1)	USD amounts were calculated using the average quarterly exchange rate.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis. As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further declined during 2004. As a result, the comparability of the company’s revenues and results of operations expressed in euros were significantly impacted. The company prepares its consolidated financial statements in euros. In order to demonstrate the impact of the decline of the U.S. dollar on its revenues from the fourth quarter of 2003 to the fourth quarter of 2004, the company has recalculated its revenues as if its functional currency had been the U.S. dollar rather than the euro. For this purpose, the company has used the average for each quarter of the daily euro/U.S. dollar exchange rate for the fourth quarters of 2003 and 2004, respectively, which are the rates it used for translation purposes in its consolidated income statement.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on April 28, 2004. Although management of the parties believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 500,000 users worldwide, including users at nearly 200 of the Global Fortune 500 companies. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing
Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736 7100	Phone: +1 703 733-2140
mike.savage@genesys.com	marine.pouvreau@genesys.com

Genesys Conferencing – February 15, 2005 Page 2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer